EXHIBIT 99.1

Northern Dynasty: Alaska takes EPA to the Supreme Court over Veto

July 26, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company” or “NDM”) announces that the State of Alaska filed today a motion in the United States Supreme Court. The Motion for Leave to File a Bill of Complaint forcefully argues that the U.S. Environmental Protection Agency (“EPA”) veto of the Pebble Project breaches a contract (the Cook Inlet Land Exchange) involving Alaska and the United States and violates the federal statutory recognition and implementation of that land exchange. It also argues that the veto violates the Administrative Procedure Act because the veto is arbitrary and capricious. Finally, it argues that the veto—which withdraws 309 square miles in the Bristol Bay region from use for mining purposes—is an unconstitutional taking without just compensation. The Bill of Complaint seeks injunctive relief requiring EPA to withdraw its veto and seeks monetary damages for breach of contract and the unconstitutional taking without just compensation.

“The Bill of Complaint filed by Alaska is a welcome development in the long Pebble saga,” said Ron Thiessen, President and CEO of Northern Dynasty. “Northern Dynasty strongly, and I mean very strongly, supports all of the arguments set forth by the State and we congratulate the State for bringing these claims directly to the U.S. Supreme Court. Northern Dynasty intends to prepare and file with the Supreme Court appropriate briefs to support the State’s case.”

Mr. Thiessen continued, “In the mid 1970’s, a three-way land exchange was negotiated between the U.S. Government, the CIRI Native Alaskan Corporation (“CIRI”) and the State of Alaska. The U.S. Government received land to create Lake Clark National Park. CIRI received land with valuable natural resources allowing it to become a profitable entity for its Alaska Native shareholders. The State of Alaska received land in the Bristol Bay region—where the Pebble Project is located—for the specific purpose of developing the mineral potential of that land. The EPA veto is the U.S. Government reneging on that deal. Both the U.S. Government and CIRI got the value they bargained for; if the EPA veto is not withdrawn, the U.S. Government has taken back the value the State of Alaska bargained for.”

The U.S. Constitution gives states the right to seek direct jurisdiction in the U.S. Supreme Court for complaints against the federal government. The Court has interpreted this clause in the Constitution as giving it discretionary jurisdiction and set out several tests that must be met before the Court will accept such a case. The papers filed by the State of Alaska clearly show that those tests are met and that the Court should grant jurisdiction to hear the case. The State of Alaska also contends that such jurisdiction is not discretionary and the Court must accept jurisdiction of this case. It is anticipated that the Court could decide as early as October whether to hear this case.

“The litigation filed by Pebble in 2014 made many of the arguments the State makes in this Supreme Court filing,” added Mr. Thiessen. “Unfortunately, the court never reached a ruling on the merits of that case; it was dismissed because the proposed EPA veto was not yet deemed final. We believed then, as we do now, that the facts and law relied upon by the State of Alaska make a powerfully persuasive case for forcing EPA to withdraw the Pebble veto now that it is deemed final. It is Northern Dynasty’s intention to support the State in its claims before the Supreme Court and, if necessary, to file actions in the lower courts to raise these and other reasons why the EPA veto must be withdrawn.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this presentation, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, (ii) the political and public support for the permitting process, (iii) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (iv) the status/merit of the EPA Final Determination and the actions of the EPA with respect to its Final Determination with respect to the Pebble Project; (v)  exploration potential of the Pebble Project, (vi) future demand for copper, gold and other metals, and (vii) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) the EPA’s Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing, to fund these objectives as well as funding mine construction. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2022, as filed on SEDAR (www.sedar.com) and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR (www.sec.gov), as well as the risk factors set out in the Company’s subsequent public continuous disclosure filings available on SEDAR and EDGAR.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.